Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. Some factors that could affect the acquisition include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains a transcript of a videotape from Ashland Inc.’s Chairman and CEO, James O’Brien, Marathon Ashland Petroleum LLC’s President, Gary R. Heminger, and Marathon Oil Corporation’s President and Chief Executive Officer, Clarence P. Cazalot, Jr., announcing the proposed transfer to Marathon Oil Corporation by Ashland Inc. of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses. This videotape was made available to Marathon and Marathon Ashland Petroleum LLC employees on March 19, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Marathon to Acquire Ashland’s Interest in MAP

James O’Brien
Chairman and CEO, Ashland Inc.

Ashland has been more than thrilled with your performance. As we have talked to the various audiences whether they are own employees within Ashland about you or our constitutes in Wall Street one thing we have been able to point toward is that you all have been top quartile performer. We don’t expect that ever to change. And as we look forward this continuing effort that we have with you as a joint venture partner until the close of this transaction, we expect nothing less from you. I think it is inside your culture and inside you DNA about who and what you are.

Gary Heminger
President, Marathon Ashland Petroleum LLC

We were challenged over six and a half years ago almost to take the set of complementary assets. To take those assets, combine them, bring synergies together, bring efficiencies together, and to make them more valuable than the day we started. I am very proud of the work that the MAP employees have done. In fact, we have grown the value of these assets by nearly 50 percent since the start of MAP. So as I turn the presentation over to Clarence, I will guarantee you that the MAP employees will be totally focused on running these assets to the best of our ability and as we take this transaction on to closing and then on to a new company we look forward to the challenges ahead. We believe that we have developed a company that is known across the industry as a top quartile performer and we are Best in Class performer and a Best in Class refiner marketer. So Clarence I would like to turn the podium over to you.

Clarence Cazalot
President and CEO, Marathon Oil Corporation

I can’t help but reflect as we meet here to just about four years when I first joined Marathon, within a couple of weeks of joining the company, that I went to my very first MAP board of managers meeting at the Garyville refinery. And I had the occasion I guess of being a competitor of yours before that. And I certainly had a great deal of respect for what MAP was doing in particularly how well the joint venture had come together in its first two years or so of existence. It was really at that first meeting that I saw what a world-class team looks like. A team that was cohesive, united, focused around being Best in Class. You were already there, but you weren’t satisfied with that. You were intent on doing much better than that. But it was a great team. A great set of assets. Great leaders. People like Corky Frank, later John Surma and now Gary Heminger taking this company to an even a higher level. You truly have achieved Best in Class performance and obviously that’s the reason that Marathon is prepared to go forward with roughly a $3 billion transaction. We have a great deal of faith in you. We have a great deal of faith in the future in the value that you are creating. So, I want you to know that this truly is a new day for all of us, for Ashland, for Marathon, for MAP. And what you have to focus on and what we need to focus on together is how we shape and create that future in the best interest of all of us. And that is what we intend to do in the months ahead. But I do want to point that both Jim and Gary said this transaction is a long ways from being completed and we will operate as a joint venture well until the end of this year. So, we ask that you stay focused, take advantage of the opportunities in front of you, don’t let the competition take advantage of diverting our focus and let’s make 2004 an extraordinary successful year and position ourselves for the future.

(Applause)